UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A
Amendment No. 2

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2015.
Commission File Number 001-35307
TASMAN METALS LTD.
____________________________________________________________________________
(Translation of registrant's name into English)

#1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
_____________________________________________________________________________
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F [X]  Form 40-F [   ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S‑T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S‑T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
INCORPORATION BY REFERENCE
This Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 (File No. 333-190863), and the prospectus included therein, of Tasman Metals Ltd. and to be part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TASMAN METALS LTD.
(Registrant)

Date April 21, 2015	By /s/ Mark Saxon
Mark Saxon, President and CEO

This Amendment is being submitted to supply consents which were omitted from the initial submission done on January 21, 2015.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release dated January 21, 2015 (1)
99.2	Consent of Michael Short (2)
99.3	Consent of GBM Minerals Engineering Consultants Limited (3)
99.4	Consent of Greg Moseley (4)
99.5	Consent of Mark Mounde*
99.6	Consent of Wardell Armstrong International Limited*
99.7	Consent of Gareth Digges La Touche (5)
99.8	Consent of Golder Associates Oy (6)
99.9	Consent of ALS Chemex Ltd. (7)
99.10	Consent of ANSTO Minerals (7)
99.11	Consent of Denco Strategic Research & Consulting Inc. (8)

*To be filed by amendment

(1)	Incorporated by reference to Exhibit 99.1 in the Company's Report on Form 6-K submitted to the Securities and Exchange Commission on January 21, 2015.

(2)	Incorporated by reference to Exhibit 99.2 in the Company's Report on Form 6-K/A Amendment No. 1 submitted to the Securities and Exchange Commission on January 29, 2015.

(3)	Incorporated by reference to Exhibit 99.3 in the Company's Report on Form 6-K/A Amendment No. 1 submitted to the Securities and Exchange Commission on January 29, 2015.

(4)	Incorporated by reference to Exhibit 99.4 in the Company's Report on Form 6-K/A Amendment No. 1 submitted to the Securities and Exchange Commission on January 29, 2015.

(5)	Incorporated by reference to Exhibit 99.7 in the Company's Report on Form 6-K/A Amendment No. 1 submitted to the Securities and Exchange Commission on January 29, 2015.

(6)	Incorporated by reference to Exhibit 99.8 in the Company's Report on Form 6-K/A Amendment No. 1 submitted to the Securities and Exchange Commission on January 29, 2015.

(7)	Filed herewith.

(8)	Incorporated by reference to Exhibit 99.11 in the Company's Report on Form 6-K/A Amendment No. 1 submitted to the Securities and Exchange Commission on January 29, 2015.

3